Filed by LSC Communications, Inc.

(Commission File No. 001-37729)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: LSC Communications, Inc.

(Commission File No. 001-37729)

This filing relates to the proposed transaction between Quad/Graphics, Inc. (“Quad”) and LSC Communications, Inc. (the “Company”) pursuant to the Agreement and Plan of Merger, dated as of October 30, 2018, by and among Quad, QLC Merger Sub, Inc. and the Company.

The following is the transcript of a recorded message distributed to the Company’s employees on October 31, 2018.

•	Good morning.

•	Moments ago we made a milestone announcement that we’ve signed an agreement to combine LSC Communications with Quad/Graphics.

•	While I wish I could speak to you live, that isn’t possible on day one and I wanted you to hear from me directly today.

•	Most of you were with us at RR Donnelley and remember when LSC became a standalone public company in the third quarter of 2016. That was a big change and an exciting time for all of us.

•	Since then, we have been incredibly proud of our accomplishments.

•

Through various acquisitions, divestitures and by developing unique, comprehensive solutions for our clients that address the core of their needs, we strengthened our position as a leading innovator in print, supply chain solutions and office products.

•	Additionally, we’ve formed innovative partnerships to help us revolutionize how our clients distribute content to all channels.

•	You’ve been an integral part of positioning LSC as a leader and as a company that is poised to continue exceeding our clients’ needs.

•	Before I tell you about what this combination means for LSC and for you, I want to stress that it is business as usual for all of us.

•

While I realize this announcement is big news, we have a lot of work to do before the combination closes. We need approval from both companies’ shareholders, regulatory approval and have other customary closing conditions.

•

We must continue to execute on our day to day business. That means we must remain focused on developing and delivering innovative and efficient solutions for our clients, advancing Project EDGE and delivering on our growth objectives.

•	Now let me tell you more about Quad, the transaction and what will happen next.

•	Like us, Quad is an innovative, customer-first organization that offers a diverse range of digital and print and related marketing services and solutions from multiple locations around the world.

•

In addition, Quad is differentiating itself by leveraging its strong print foundation as part of a much larger, more robust integrated marketing solutions offering. Quad refers to this transformation as “Quad 3.0”.

•	With Quad’s integrated offering as a base, this combination will build on and create new opportunities for our businesses including book, magazine, catalog, office products, logistics and premedia.

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And with our investments in innovative solutions such as HarvestView and IntercepTag and companies like MAZ and StoryFit, we believe as one company we will be positioned at the forefront of a new age of content distribution and consumer engagement.

•

To best position LSC for the future as part of Quad, right now we must all stay focused on Project EDGE. This is an important initiative and we’re still in the early stages. We know you’re all up to the task and we look forward to continued great ideas about how we can further improve our business and our offerings.

•	With all that being said, please remember that today’s announcement is only the first step. We have many months to go before we can officially say we are one company.

•	Until that time, it remains BUSINESS AS USUAL. And I mean that exactly as it sounds. Quad and LSC are still completely separate, independent competitors.

•	That means that for you, there should be no changes to how we on the LSC team conduct our operations, work with our clients, work with each other and compete for business.

•	Upon closing, Joel Quadracci, Chairman, President and CEO of Quad, will lead the combined company.

•	I’m looking forward to working together to make this combination a reality.

•	We know you will have questions and I hope you can understand, we will not have all the answers today.

•	As the process unfolds, we will continue to keep you updated as appropriate.

•	In the meantime, I want to take this opportunity to thank you for your dedication to LSC.

•	Your hard work and creativity are the reason we are the company we are today.

•	I am proud of what we have accomplished, and look forward to building on our rich history of providing clients with innovative, industry-leading solutions.

•	Thank you for all you do every day for LSC.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws regarding LSC Communications (the “Company”). These forward-looking statements relate to, among other things, the proposed transaction between the Company and Quad/Graphics and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of the Company. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements may include, or be preceded or followed by, the words “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “continues,” “believes,” “may,” “will,” “goals” or variations of such words and similar expressions. Examples of forward-looking statements include, but are not limited to, statements, beliefs and expectations regarding our business strategies, market potential, future financial performance, dividends, costs to be incurred in connection with the separation, results of pending legal matters, our goodwill and other intangible assets, price volatility and cost environment, our liquidity, our funding sources, expected pension contributions, capital expenditures and funding, our financial covenants, repayments of debt, off-balance sheet arrangements and contractual obligations, our accounting policies, general views about future operating results and other events or developments that we expect or anticipate will occur in the future. These forward-looking statements are subject to a number of important factors, including those factors disclosed in “Item 1A Risk Factors” in section Part I in the Company’s annual report on Form 10-K for the year ended December 31, 2017, as filed with the U.S. Securities and Exchange Commission (“SEC”) on February 22, 2018, that could cause our actual results to differ materially from those indicated in any such forward-looking statements. Additional factors include, but are not limited to: (1) the ability to complete the proposed transaction between the Company and Quad/Graphics on the anticipated terms and timetable; (2) the ability to obtain approval by the stockholders of the Company and shareholders of Quad/Graphics related to the proposed transaction and the ability to satisfy various other conditions to the closing of the proposed transaction contemplated by the merger agreement; (3) the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; (4) the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; (6) the competitive market for our products and industry fragmentation affecting our prices; (7) inability to improve operating efficiency to meet changing market conditions; (8) changes in technology, including electronic substitution and migration of paper based documents to digital data formats; (9) the volatility and disruption of the capital and credit markets, and adverse changes in the global economy; (10) the effects of global market and economic conditions on our customers; (11) the effect of economic weakness and constrained advertising; (12) uncertainty about future economic conditions; (13) increased competition as a result of consolidation among our competitors; (14) our ability to successfully integrate recent and future acquisitions; (15) factors that affect customer demand, including changes in postal rates, postal regulations, delivery systems and service levels, changes in advertising markets and customers’ budgetary constraints; (16) vulnerability to adverse events as a result of becoming a stand-alone company after separation from R. R. Donnelley & Sons Company (“RRD”), including the inability to obtain as favorable of terms from third-party vendors; (17) our ability to access debt and the capital markets due to adverse credit market conditions; (18) the effects of seasonality on our core businesses; (19) the effects of increases in capital expenditures; (20) changes in the availability or costs of key materials (such as paper, ink, energy, and other raw materials) or in prices received for the sale of by-products; (21) performance issues with key suppliers; (22) our ability to maintain our brands and reputation; (23) the retention of existing, and continued attraction of additional customers and key employees, including management; (24) the effect of economic and political conditions on a regional, national or international basis; (25) the effects of operating in international markets, including fluctuations in currency exchange rates; (26) changes in environmental laws and regulations affecting our business; (27) the ability to gain customer acceptance of our new products and technologies; (28) the effect of a material breach of or disruption to the security of any of our or our vendors’ systems; (29) the failure to properly use and protect customer and employee information and data; (30) the effect of increased costs of providing health care and other benefits to our employees; (31) the effect of catastrophic events; (32) potential tax liability of the separation; (33) the impact of the U.S. Tax Cuts and Jobs Act (“Tax Act”); (34) lack of history as an operating company and costs and other issues associated with being an independent company; (35) failure to achieve certain intended benefits of the separation; (36) failure of RRD or Donnelley Financial Solutions, Inc. to satisfy their respective obligations under agreements entered into in connection with the separation; (37) increases in requirements to fund or pay withdrawal costs or required contributions related to the Company’s pension plans and (38) the factors set forth in “Item 1A Risk Factors” in section Part I in the Company’s annual report on Form 10-K for the year ended December 31, 2017, as filed with the SEC on February 22, 2018. We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

No Offer or Solicitation

This communication relates to a proposed business combination between Quad/Graphics and the Company. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of the Company. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from the Company at its website, www.lsccom.com, or by contacting the Company’s Investor Relations at investor.relations@lsccom.com.

Participants in the Solicitation Relating to the Merger

Quad/Graphics and the Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the Company’s participants is set forth in the proxy statement, filed April 10, 2018, for the Company’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.